AGREEMENT, made <u>November 24, 2008</u>, among ST. JOHN FRIZELL, (hereinafter referred to as "Managing Member"), DAVID FRIZELL, ("Member"), SYDNEY ELSTRAN, ("Member"), LEIGH ELSTRAN, ("Member"), FLORA WIEGMANN-HEITZLER, ("Member"), DAVID TEAGUE, ("Member"), ANNIE WEDEKIND, ("Member"), STEVEN BURNS, ("Member"), NADIA TARR, ("Member"), KATHRYN SPANN, ("Member"), DAVID KRABBE, ("Member"), and JUSTIN BEAL ("Member").

WITNESSETH:

WHEREAS, the parties hereto desire to for a limited liability company pursuant to the laws of the State of New York for the purposes hereinafter set forth, and to establish their respective rights and obligations in connection with the limited liability company;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Managing Members and Members agree as follows:

1. Formation

The parties hereby confirm that they have formed a limited liability company (the "Limited Liability Company") pursuant to the provisions of the New York Limited Liability Company Act, for the purposes and the period and upon the terms and conditions hereinafter set forth. The parties have caused to be filed the Articles of Organization of the Limited Liability Company, and shall execute, acknowledge, swear to and file any other documents required under applicable law.

2. Name

The name of the Limited Liability Company shall be RADIO FREE RED HOOK, LLC, and all businesses of the Limited Liability Company shall be conducted under said name, or such other names as the Managing Members from time to time may determine.

3. Purposes

The purposes of the Limited Liability Company are to establish and operate a café-bar, restaurant or similar business in Brooklyn, New York, to incur indebtedness, secured and unsecured; to enter into and perform contracts and agreements of any kind necessary to, in connection with or incidental to the business of the Limited Liability Company; and to carry on any other activities necessary to, in connection with or incidental to the foregoing, as the Managing Members in their discretion may deem desirable.

4. Place of Business

The principal place of business of the Limited Liability Company shall be at 365 Van Brunt Street, Brooklyn, New York 11231, in the County of Kings or at such other additional places of business within or outside of the State of New York as the Managing Member from time to time may designate. The Managing Member shall notify the other Members of any change of the principal place of business.

The Limited Liability Company hereby designates the Secretary of State of New York as agent of the Limited Liability Company for the service of process.

5. Term

The term of the Limited Liability Company shall commence on June 15, 2007, and shall continue until the occurrence of an event hereinafter set forth which causes the termination of the Limited Liability Company.

6. Capital Contributions

Each of the Members shall contribute to the capital of the Limited Liability Company the amount set forth opposite his/her name below:

St. John Frizell	$34,000.00
David Frizell	82,500.00
Sydney Elstran	19,800.00
Leigh Elstran	9,900.00
Flora Wiegmann-Heitzler	3,300.00
David Teague and Annie Wedekind	6,600.00
Steven Burns	6,600.00
Nadia Tarr	6,600.00
Kathryn Spann	3,300.00
David Krabbe	3,300.00
Justin Beal	3,300.00

The Members shall not be required to many any additional capital contributions.

Except as specifically provided in this Agreement or required by law, no Member shall have the right to withdraw or reduce his/her contributions to the capital of the Limited Liability Company until the termination of the of the Limited Liability Company. No Member shall have the right to demand and receive any distribution from the Limited Liability Company in any form other than cash, regardless of the nature of

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such Member's capital contribution. No Member shall be paid interest on capital contributions on the Limited Liability Company.

The liability of any Member for the losses, debts, liabilities and obligations of the Limited Liability Company shall be limited to paying: the capital contribution of such Member when due under this Agreement; such Member's share of any undistributed assets of Limited Liability Company, and (only if and to the extent at any time required by applicable law) any amounts previously distributed to such Member by the Limited Liability Company.

7. Loans and Advances by Members

If any Member shall loan or advance any funds to the Limited Liability Company in excess of the capital contribution of such Member prescribed herein, such loan or advance shall not be deemed a capital contribution to the Limited Liability Company and shall not in any respect increase such Member's interest in the Limited Liability Company.

8. Allocations and Distributions

As used in this Agreement, the terms "net profits" and "net losses" shall mean the profits or losses of the Limited Liability Company from the conduct of the Limited Liability Company's business, after all expenses incurred in connection therewith have been paid or provided for, including any allowance for deprecation or amortization of the cost of realty. The net profits or net losses of the Limited Liability Company shall be determined by the Limited Liability Company's accountants in accordance with generally accepted accounting principals applied in determining the income, gains, expenses, deductions or losses, as the case may be, reported by the Limited Liability Company for federal income tax purposes

The term "cash receipts" shall mean all cash receipts of the Limited Liability Company from whatever source derived, including without limitation capital contributions made by the Members; the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the realty or other assets of the Limited Liability Company; the proceeds of any loan to the Limited Liability Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the realty or other assets of the Limited Liability Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Limited Liability Company; and the proceeds from the liquidation of realty or other assets of the Limited Liability Company following a termination of the Limited Liability Company

The term "capital transactions" shall mean any of the following: the sale of all or any part of the realty or other assets of the Limited Liability Company or interests therein; the refinancing or recasting of mortgages or other liabilities of the Limited

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Liability Company; the condemnation of the realty to the extent the award is not used for restoration; the receipt of insurance proceeds; and any other similar or extraordinary receipts or proceeds which in accordance with generally accepted accounting principals are attributable to capital, including transactions in connection with the termination and dissolution of the Limited Liability Company

The "capital account" for each Member shall mean the account established, determined and maintained for such Member in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv). The capital account for each Member shall be **increased by** (1) the amount of money contributed by such Member to the Limited Liability Company, (2) the fair market value of property contributed by such Member to the Limited Liability Company (net of liabilities secured by such contributed property that the Limited Liability Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code), and (3) allocations to such Member of Limited Liability Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treas. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding income and gain described in subsection (b)(4)(i) of said Regulation, and shall be **decreased by** (4) the amount of money distributed to such Member by the Limited Liability Company, (5) the fair market value of property distributed to such Member by the Limited Liability Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (6) allocations to such Member of expenditures of the Limited Liability Company described in Section 705(a)(2)(B) of the Code, and (7) allocations of Limited Liability Company loss and deduction (or items thereof) including loss and deduction described in Treas. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding items described in (6) above and loss or deduction described in subsections (b)(4)(i) or (b)(4)(iii) of said Regulation. Net profits and net losses of the Limited Liability Company from other than capital transactions, as of the end of any fiscal year or other period, shall be credited or charged to the capital accounts of the Members prior to any charge or credit to said capital accounts for net profits and net losses of the Limited Liability Company from capital transactions as of the end of such fiscal year or other period. The capital account for each Member shall be otherwise adjusted in accordance with the additional rules of Treas. Reg. Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the percentages set forth opposite the name of each Member below:

Managing Member	Percentage Interest
ST. JOHN FRIZELL	56 percent

Other Members	Percentage Interest
DAVID FRIZELL	25 percent
SYDNEY ELSTRAN	6 percent
LEIGH ELSTRAN	3 percent

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FLORA WIEGMANN-HEITZLER	1 percent
DAVID TEAGUE and ANNIE WEDEKIND	2 percent
STEVEN BURNS	2 percent
NADIA TARR	2 percent
KATHRYN SPANN	1 percent
DAVID KRABBE	1 percent
JUSTIN BEAL	1 percent

During each fiscal year, the net profits and net losses of the Limited Liability Company (other than from capital transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Limited Liability Company from capital transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Members in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Limited Liability Company from capital transactions shall be allocated in the following order of priority: (a) to the extent that the balances in the capital accounts of any Members are in excess of their original contributions, to such Members in proportion to such excess balances in the capital accounts until all such excess balances have been reduced to zero; then (b) to the Members in proportion to the Members' Percentage Interests.

The cash receipts of the Limited Liability Company shall be applied in the following order of priority: (a) to the payment by the Limited Liability Company of amounts due on debts and liabilities of the Limited Liability Company other than to any Member, and operating expenses of the Limited Liability Company; (b) to the payment of interest and amortization due on any loan made to the Limited Liability Company by any Member; (c) to the establishment of cash reserves determined by the Managing Member to be necessary or appropriate, including without limitation reserves for the operation of the Limited Liability Company's business, taxes and contingencies; and (d) to the repayment of any loans made to the Limited Liability Company by any Member. Thereafter, the cash receipts of the Limited Liability Company shall be distributed among the Members as hereafter provided.

The cash receipts of the Limited Liability Company shall be distributed to the Members from time to time and at such times as the Managing Member shall determine, but the Managing Member shall distribute at least one third (1/3) of cash receipts for each fiscal year, within ninety (90) days after the end of such fiscal year. It is understood that distributions will be made if the Managing Member deems such distributions to be prudent and feasible.

Except as otherwise provided in this Agreement or required by law, distributions of cash receipts of the Limited Liability Company, other than from capital transactions,

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shall be allocated among the Members in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or required by law, distributions of cash receipt from capital transactions shall be allocated in the following order of priority: (a) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his/her capital account; then (b) to the Members in proportion to the Members' Percentage Interests.

Special Allocations – Notwithstanding the preceding provisions of this Article 8, the following special allocations shall be made in the following order:

(1) <u>Minimum Gain Chargeback</u> – Except as otherwise provided in Treas. Reg. Section 1.704-2(f), if there is a net decrease in partnership minimum gain (within the meaning of Treas. Reg. Sections 1.704-2(b)(2) and 1.704-2(d)) during any fiscal year, each Member shall be allocated items of the Limited Liability Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partnership minimum gain, determined in accordance with Treas. Reg. Section 1.704-2(g). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treas. Reg. Sections 1.704-2(f)(6) and 1.704-2(j)(2). This provision is intended to comply with the minimum gain chargeback requirement in Treas. Reg. Section 1.704-2(f) and shall be interpreted consistently therewith.

(2) <u>Partner Minimum Gain Chargeback</u> – Except as otherwise provided in Treas. Reg. Section 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain attributable to a partner nonrecourse debt during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Treas. Reg. Section 1.704.2(i)(5), shall be allocated items of the Limited Liability Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Treas. Reg. Section 1.704-2(i)(4). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treas. Reg. Sections 1.704-2(i)(4) and 1.704-2(j)(2). As used herein, "partner nonrecourse debt" has the meaning set forth in Treas. Reg. Section 1.704-2(b)(4). As used herein, "partner nonrecourse debt minimum gain" shall mean an amount, with respect to each partner nonrecourse debt, equal to the partnership minimum gain (within the meaning of Treas. Reg. Sections 1.704-2(b)(2) and 1.804-2(d)) that would result if such partner nonrecourse debt were treated as a nonrecourse liability

(within the meaning of Treas. Reg. Sections 1.704-2(b)(3)) determined in accordance with Treas. Reg. Section 1.704-2(I)(3). This provision is intended to comply with the minimum gain chargeback requirement in Treas. Reg. Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(3) Qualified Income Offset – In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of the Limited Liability Company's income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any adjusted capital account deficit in such Member's capital account, as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have an adjusted capital account deficit in such Member's capital account after all other allocations provided for in this Article 8 have been tentatively made as if this provision were not in this Agreement. As used herein, "adjusted capital account deficit" shall mean the deficit balance, if any, in a Member's capital account at the end of the relevant fiscal year after the following adjustments: (i) credit to such capital account the minimum gain chargeback which the Member is obligated to restore pursuant to the penultimate sentences of Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such capital account the items described in Treas. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This provision is intended to constitute a qualified income offset within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(4) Gross Income Allocation – In the event any Member has a deficit capital account at the end of any fiscal year which is in excess of the sum of the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be allocated items of the Limited Liability Company's income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have a deficit in such Member's capital account in excess of such sum after all other allocations provided for in this Article 8 have been tentatively made as if this provision and the provisions of clause (3) above were not in this Agreement.

(5) Nonrecourse Deductions – Nonrecourse deductions (within the meaning of Treas. Reg. Sections 1.704-2(b)(1)) for any fiscal year shall be allocated among the Members in proportion to the Members' Percentage Interests.

(6) Partner Nonrecourse Deductions – Any partner nonrecourse deductions (within the meaning of Treas. Reg. Sections 1.704-2(b)(1) and 1.704-2(b)(2)) for any fiscal year shall be allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (within the meaning of Treas. Reg. Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable in accordance with Treas. Reg. Section 1.704-2(i)(1).

(7) <u>Other Mandatory Allocations</u> – In the event that Section 704(c) of the Internal Revenue Code or the Regulations thereunder require allocations in a manner different than that set forth above in this Article 8, then the provisions of Section 704(c) and the Regulations thereunder shall control such allocations among the Members.

It is the intention of the Members that the allocations hereunder shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions hereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as thought they had been expressly set forth herein, and the Managing Member shall be authorized by an instrument in writing to amend the terms of this Agreement to add such provisions, and any such amendment shall be retroactive to whatever extent required to create allocations with a substantial economic effect.

9. Books, Records and Tax Returns

At all times during the continuance of the Limited Liability Company, the Managing Member shall keep or cause to be kept complete and accurate records and books of account in which shall be entered each transaction of the Limited Liability Company in accordance with generally accepted accounting principles.

The fiscal year of the Limited Liability Company for both accounting and income tax purposes shall be the calendar year. The Limited Liability Company shall report its operations, net income and net losses in accordance with the methods of accounting selected by the Managing Member.

The Managing Member may employ on behalf of the Limited Liability Company and at the expense of the Limited Liability Company such firm of accountants as the Managing Member in his sole discretion deems appropriate to serve as the Limited Liability Company's accountants.

The Managing Member shall furnish to each Member, within seventy-five days after the end of each fiscal year, an annual report of the Limited Liability Company which shall include a balance sheet as of the end of such fiscal year; a profit and loss statement of the Limited Liability Company for such fiscal year; a statement of the balance in the capital account of such Member; and the amount of such Member's share of the Limited Liability Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Managing Member shall prepare or cause to be prepared all federal, state and local income tax and information returns for the Limited Liability Company, and shall cause such tax and information returns to be filed timely with the appropriate governmental authorities. Within seventy-five days after the end of each fiscal year, the Managing Member shall forward to each person who was a Member during the preceding fiscal year a true copy of the Limited Liability Company's information return filed with the Internal Revenue Service for the preceding fiscal year. The Managing Member shall not be liable to any Member if any taxing authority disallows or adjusts any deductions or credits in the Limited Liability Company's income tax or information returns.

All elections required or permitted to be made by the Limited Liability Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Managing Member. ST. JOHN FRIZELL is designated as the initial tax matters partner for the Limited Liability Company. The tax matters partner shall take such action as may be necessary to cause each other Member to become a notice member within the meaning of Section 6223 of the Code. The tax matters partner may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of the Managing Member.

All such records, books of account, tax and information returns, and reports and statements, together with executed copies of this Agreement, shall at all times be maintained at the principal place of business of the Limited Liability Company, and shall be open to the inspection and examination of the Members or their duly authorized representatives during regular business hours. Each Member, or a duly authorized representative of such Member, may make copies of the Limited Liability Company's books of account and records at the expense of such Member. Any Member, at the expense of such Member, may conduct an audit of the Limited Liability Company's books of account and records.

The Managing Member shall furnish to each Member, promptly upon request, a current list of the names and addresses of all of the Managing Members and other Members of the Limited Liability Company and any other persons or entities having any financial interest in the Limited Liability Company.

The cost of preparing all of the aforesaid records, books, returns and other items shall be borne by the Limited Liability Company. Upon request of the Managing Member, the Members shall pay to the Limited Liability Company, in proportion to the Members' Percentage Interests, the cost of preparing same, not to exceed in the aggregate $2,000 for each fiscal year.

10. Bank Accounts

All funds of the Limited Liability Company shall be deposited in the Limited Liability Company's name in such bank account or accounts as shall be designated by the Managing Member. Withdrawals from any such bank accounts shall be made only in the

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regular course of business of the Limited Liability Company and shall be made upon such signature or signatures as the Managing Member from time to time may designate.

11. Management of the Limited Liability Company

The Members hereby designate ST. JOHN FRIZELL, having an address at 132 Coffey Street, Brooklyn, NY 11231 to serve as sole Managing Member for the Limited Liability Company.

The business and affairs of the Limited Liability Company shall be conducted and managed by the Managing Member of the Limited Liability Company in accordance with this Agreement and the laws of the State of New York.

At any time there is more than one Managing Member, any difference arising as to any matter within the authority of Managing Members shall be decided by a majority in number of the Managing Members.

If at any time the Managing Members do not own, in the aggregate, at least twenty percent of the Members' Percentage Interests, all of the Members shall be Managing Members until such time as the Members duly elect Managing Members who do own at least twenty percent of the Members' Percentage Interests.

The Managing Member shall have responsibility for the day-to-day management of the business and affairs of the Limited Liability Company and shall devote such time and attention as the Managing Member deem necessary to the conduct and management of the business and affairs of the Limited Liability Company.

The Managing Member is hereby given sole power and authority to execute instruments on behalf of the Limited Liability Company and to otherwise bind the Limited Liability Company. Unless authorized by the Managing Member, no other person shall have the power or authority to execute instruments on behalf of the Limited Liability Company and to otherwise bind the Limited Liability Company. No person, firm or corporation dealing with the Limited Liability Company shall be required to investigate the authority of the Managing Member or to secure the approval of or confirmation by the Members of any act of the Managing Member in connection with the business or affairs of the Limited Liability Company.

No Member, other than the Managing Member or his designees, shall have the authority, or shall take any action as a Member, to bind the Limited Liability Company.

Except as provided elsewhere in this agreement, or by nonwaivable provisions of applicable law, the Managing Member shall possess and enjoy all rights and powers necessary or appropriate for the conduct and management of the business and affairs of the Limited Liability Company and are hereby authorized to make all decisions relating to the business and affairs of the Limited Liability Company. The Managing Member

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may make decisions relating to: the purchase, sale, exchange, lease, transfer, encumbrance or other acquisition or disposition of any property, for cash, other property, or on terms; the borrowing of money and the obtaining of loans, secured and unsecured, for the Limited Liability Company and in connection therewith the issuance of notes, debentures and other debt securities and the securing of the same by assigning for security purposes, pledging or hypothecating all or part of the assets of the Limited Liability Company in furtherance of the business of the Limited Liability Company; the purchase of equipment, supplies and services as the Managing Member deems appropriate; the lending or advancing of money to third parties in connection with the business of the Limited Liability Company; the investment of funds of the Limited Liability Company in interest-bearing bank deposits, governmental obligations, institutional and insured short-term debt securities and short-term commercial paper, pending disbursement of the Limited Liability Company's funds or to provide a source from which to meet contingencies; the purchase of hazard, liability and other insurance which the Managing Member may deem necessary or proper; the employment of attorneys, accountants, brokers, consultants and other persons, firms and corporations to render services to the Limited Liability Company as the Managing Member may deem necessary or proper; the enforcement, compromise and settlement of any rights or claims in favor of or against the Limited Liability Company or any nominee of the Limited Liability Company; and the taking of all other actions and the execution and delivery of any and all other instruments and agreements as the Managing Member may deem appropriate to carry out the intents and purposes of this Agreement.

Notwithstanding any other provision of this Agreement, the Managing Member shall not, without the prior written consent of the unanimous vote or consent of the Members, sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Limited Liability Company; ▬▬▬ lend any Limited Liability Company funds or other assets to any person in an amount or with a value in excess of twenty-five thousand dollars; confess a judgment again the Limited Liability Company; approve a merger or consolidation of the Limited Liability Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Limited Liability Company.

The Managing Member may employ on behalf of the Limited Liability Company, on such terms and for such compensation as the Managing Member may determine, any persons, firms or corporations, including accountants and attorneys, as the Managing Member, in his sole and absolute discretion may deem desirable for the business and affairs of the Limited Liability Company. Any such person, firm or corporation may also be employed by the Managing Member in connection with any other business of the Managing Member. The fact that any Member, or a member or his/her family or any affiliate of a Member, is directly or indirectly interested in or connect4ed with any person, firm or corporation employed by the Limited Liability Company or from whom the Limited Liability Company may buy merchandise or services, shall not prohibit the Managing Member form employing or dealing with such person, firm or corporation on behalf of the Limited Liability Company upon reasonable terms and conditions.

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The Managing Member shall be reimbursed by the Limited Liability Company for all direct out-of-pocket expenses incurred by the Managing Member on behalf of the Limited Liability Company in connection with the performance of their duties hereunder, including without limitation amounts payable by the Managing Member for office, accounting, bookkeeping and other services, materials, facilities and professional and legal services rendered or furnished to the Limited Liability Company.

The Managing Member shall receive, as compensation for his services to the Limited Liability Company, such sums as my be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

A Managing Member's duty of care in the discharge of the Managing Member's duties to the Limited Liability Company and the Members is limited to refraining from engaging in grossly negligent conduct, intentional misconduct, or a knowing violation of law. In discharging the duties of a Managing Member, the Managing Member shall be fully protected in relying in good faith upon the records of the Limited Liability Company and upon such information, opinions, reports or statements by other Managing Members, Members, agents or other persons as to matters the Managing Member reasonably believes are within such person's professional or expert competence, including without limitation, information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Limited Liability Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

To the extent of the Limited Liability Company's assets, and to the extent permitted by law, the Limited Liability Company shall indemnify and hold each Managing Member harmless from and against all liability, claim, loss, damage or expense, including reasonable attorneys' fees, incurred by the Managing Member by reason of any act or omission of the Managing Member made in good faith on behalf of the Limited Liability Company.

Except as expressly provided elsewhere in this agreement, any decisions which are to be made by the Members, rather than the Managing Member, shall be made by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

12. Meetings of Members

The annual meeting of the Members shall be held on he second Tuesday in the month of June at 10:00 AM at the principal office of the Limited Liability Company, for the purpose of transacting such business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Members may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Members, for any purpose or purposes, may be called by the Managing Members or by any two Members (or such other number of Members as the Members from time to time may specify.)

Written or telephonic notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than three days before the date of the meeting, either personally or by mail, by or at the direction of the Managing Members, to each Member of records entitled to vote at such meeting. When all the Members of the Limited Liability Company are present at any meeting, or if those not present sign a written waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting shall be valid as if a meeting had been formally called and notice had been given.

At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage Interests, as determine from the books of the Limited Liability Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Limited Liability Company. However, if any particular action by the Limited Liability Company shall require the vote or consent of some other number or percentage of Members pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

At all meetings of the Members, a Member may vote by proxy executed in writing by the member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Managing Members of the Limited Liability Company before or at the time of the meeting. No proxy shall be valid after three months from the date of execution, unless otherwise provided in the proxy.

If at any time a Member is a corporation, partnership or limited liability company, the interest of such Member may be voted by such officer, partner, agent or proxy of such Member as the bylaws, board of directors or other organizational documents of such entity may duly authorize.

The Managing Member or his designee shall preside at meetings of the Members. A secretary of the meetings designated by the Managing Member shall maintain a record

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of the meetings. The Members may adopt their own rules of procedure which shall not be inconsistent with this Operating Agreement.

A Member of the Limited Liability Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail to the Limited Liability Company within fifteen days after the adjournment of the meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject thereof.

Members of the Limited Liability Company may participate in any meeting of the Members by means of conference telephone of similar communication if all persons participating in such mee5ing can hear one another for the entire discussion of the matters to be voted upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

13. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding any interest in the Limited Liability Company may assign, pledge, hypothecate, transfer or otherwise dispose of any or all of his/her interest in the Limited Liability Company without the prior written consent of the other Members in each instance.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Limited Liability Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Limited Liability Company has given consent to the assignment of such interest in the allocations and distributions of the Limited Liability Company by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Limited Liability Company and is admitted to the Limited Liability Company as a Member in accordance with this agreement.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Limited Liability Company or other person

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holding any interest in the Limited Liability Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this agreement shall be binding upon the Limited Liability Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Managing Member, has been delivered to the Limited Liability Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would result in the termination of the Limited Liability Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Managing Member that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of the applicable federal and State securities laws. No interest in the Limited Liability Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be mentally incapacitated.

Notwithstanding anything in this Agreement to the contrary, the Managing Member and the Limited Liability Company shall be entitled to treat the holder of record of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such holder of record, unless and until there has been delivered to the Managing Member the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Managing Member to establish to the satisfaction of the Managing Member that an interest has been assigned or transferred in accordance with this Agreement.

14. Right of First Refusal

If a Member desires to sell, transfer or otherwise dispose of any or all of his/her interest in the Limited Liability Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member and shall set forth the interest to be sold, the selling price to be paid, the date on which the closing is to take place (which date shall be not less than thirty nor more than sixty days after the delivery of the offer), the location within the State of New York at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Within fifteen days after the delivery of said offer, the other Members shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen days shall conclusively be deemed a

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rejection of the offer. Any or all of the other Members may elect to accept the offer and, if more than one of the other Members elects to accept the offer, the interest being sold and the selling price therefor shall be allocated among the Members so accepting the offer in proportion to the Members' Percentage Interests, unless they otherwise agree in writing.

If any or all of the other Members elect to accept the offer, then the closing of title shall be held in accordance with the offer and the Selling Member shall deliver to the other Members who have accepted the offer an assignment of the interest being sold by the Selling Member and said other Members shall pay the selling price prescribed in the offer.

If no other Member accepts the offer, or if the Members who have accepted such offer default in their obligations to purchase the interest, then the Selling Member within one hundred twenty days after the delivery of the offer may sell such interest to any other person or entity at a price and conditions which are substantially the same as the terms and conditions set forth in the offer, provided that all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Limited Liability Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled, unless such person or entity applies for admission to the Limited Liability Company and is admitted to the Limited Liability Company as a Member in accordance with this Agreement.

If the Selling Member does not sell such interest within said one hundred twenty days, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Members in accordance with this Article 14.

15. Covenant Not To Compete

Each of the Members covenants and agrees not to establish, open, be engaged in, nor in any manner whatsoever become interested, directly or indirectly, as employee, owner, partner, agent, stockholder, director, officer or otherwise, in any business, trade or occupation which competes with the business of the Limited Liability Company for the period and within the area hereinafter set forth.

The foregoing covenant not to compete shall remain in full force and effect for all of the following time periods: (a) during the entire time that such Member is employed by the Limited Liability Company, including any periods of temporary or permanent disability; and (b) during the entire time that such Member is the record owner or beneficial owner of any interest in the Limited Liability Company; and (c) for a period of two years after such Member's retirement from or termination of employment by the Limited Liability Company; and (d) for a period of two years after the sale or other disposition of all of such Member's interest in the Limited Liability Company.

The foregoing covenant not to compete shall be effective within the five boroughs of New York City.

Notwithstanding the foregoing, this Article shall not prevent any party hereto from owning up to five percent of the stock of any corporation, whether or not it competes with the Limited Liability Company, provided that the shares of such corporation are publicly traded on the American Stock Exchange, New York Stock Exchange, NASDAQ or other organized and generally recognized stock exchange.

Any Member may apply to a court of equity or other court of competent jurisdiction for injunctive relief to enforce this Article and/or to obtain monetary damages by reason of a breach of this Article.

16. Admission of New Members

The Members may admit new Members (or transferees of any interest of existing Members) into the Limited Liability Company by the unanimous vote or consent of the Members.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Managing Member, as the Managing Member may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Managing Member may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Limited Liability Company. The Managing Member may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Limited Liability Company if such admission would be in violation of applicable federal or state securities laws or would adversely affect the treatment of the Limited Liability Company as a partnership for income tax purposes.

17. Dissolution and Liquidation

The Limited Liability Company shall terminate upon the occurrence of any of the following: the election by unanimous vote of the Members to dissolve the Limited Liability Company; or any other event which pursuant to this agreement, as the same may hereafter be amended, shall cause a termination of the Limited Liability Company.

The liquidation of the Limited Liability Company shall be conducted and supervised by the Managing Member or, if there be none, then by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent is hereby authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Limited Liability Company in accordance with this Agreement.

Promptly after the termination of the Limited Liability Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Limited Liability Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Limited Liability Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue expense or loss.

The proceeds of sale and all other assets of the Limited Liability Company shall be applied and distributed in the following order of priority: (i) to the payment of the expenses of liquidation and the debts and liabilities of the Limited Liability Company, other than debts and liabilities to Members; (b) to the payment of debts and liabilities to Members: (c) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Limited Liability Company, which reserves shall be paid over to an attorney-at-law admitted to practice in the State of New York, as escrowee, to be held for a period of two years for the purpose of payment of the aforesaid liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as hereinafter provided; (d) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his/her capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (e) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the time period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

If the Liquidating Agent shall determine that it is not practicable to liquidate all of the assets of the Limited Liability Company, the Liquidating Agent may retain assets having a fair market value equal to the amount by which the net proceeds of liquidated assets are insufficient to satisfy the debts and liabilities referred to in this Article 17. If, in the absolute judgment of the Liquidating Agent, it is not feasible to distribute to each Member his/her proportionate share of each asset, the Liquidating Agent may allocate

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and distribute specific assets to one or more Members in such manner as the Liquidating Agent shall determine to be fair and equitable, taking into consideration the tax basis of each asset.

Upon compliance with the distribution plan, the Members shall cease to be such and the Managing Members shall execute, acknowledge and cause to be filed such certificates and other instruments as may be necessary or appropriate to evidence the dissolution and termination of the Limited Liability Company.

18. Representations of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Limited Liability Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is over the age of 21; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its state of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this agreement by the Member does not conflict with, and will not result in any breach of any law, order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any state or other governmental authorities, as the same may be amended.

19. Notices

All notices, demands, requests or other communications which any of the parties to this agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by Federal Express courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Limited Liability Company, to the Limited Liability Company in care of the Managing Member at his address first above written, or to such other address or addresses as may be designated by the Limited Liability Company or the Managing Member by notice to the Members pursuant to this Article 19; (b) if to the Managing Member, to the Managing Member at his address first above written or to such other address or addresses as may be designated by the Managing Member by notice to the Limited Liability Company and the Members pursuant to this Article 19; and (c) if to any Member, to the address of said Member first above written or to such other address or addresses as may be designated by said Member by notice to the Limited Liability Company and the other Members pursuant to this Article 19. Each Member shall keep the Limited Liability Company and the other Members informed of such Member's current address.

20. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding two thirds of the Members' Percentage Interests. No amendment may be made to Articles 6, 8, 13 or 17 hereof, insofar as said Articles apply to the financial interests of the Members, except by the unanimous vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

21. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed and determined in accordance with the laws of the State of New York. Every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person, persons or entities may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trust, estates and other types of entities. References to the Internal Revenue Code shall mean the Internal Revenue Code as amended and any successor or superseding federal revenue statute.

This Agreement and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Members that this Agreement shall be the sole source of agreement of the parties and, except to the extent that a provision of this agreement provides for the incorporation of federal income tax rules or expressly prohibited or ineffective under the New York Limited Liability Company Act, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the New York Limited Liability Company Act, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the New York Limited Liability Company Act. If the New York Limited Liability Company act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

Subject to the limitations on transferability contained herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this _____ 24 day of _____ November _____, 2008.



_____
ST. JOHN FRIZELL



_____
SYDNEY ELSTRAN



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FLORA WIEGMAN-HEITZLER



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ANNIE WEDEKIND

_____
NADIA TARR

_____
DAVID KRABBE



_____
DAVID FRIZELL



_____
LEIGH ELSTRAN



_____
DAVID TEAGUE



_____
STEVEN BURNS

_____
KATHRYN SPANN



_____
JUSTIN BEAL

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Radio Free Red Hook, LLC

Assignment and Acceptance of Interest in Limited Liability Company

St. John Frizell hereby assigns part of his interest in Radio Free Red Hook LLC, equal to 10% of the total outstanding interests, to Rafael Bueno of Brooklyn, New York, subject to the terms of the Operating Agreement, a copy of which is attached hereto, and receipt of which is acknowledged by the assignee.

Assignor:



_____
St. John Frizell

Assignee:



_____
Rafael Bueno